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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO._______)*


                              GREAT LAKES AVIATION, LTD.
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                                   (Name of Issuer)


                                     Common Stock
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                            (Title of Class of Securities)


                                     39054K  108
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                                    (CUSIP Number)

                                  Joseph T. Kinning
                               Briggs and Morgan, P.A.
                                   2400 IDS Center
                                Minneapolis, MN 55402
                                    (612) 334-8514
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                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                    October 22, 1996
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                         (Date of Event which Requires Filing
                                  of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / x /.

Check the following box if a fee is being paid with the statement /   /.  (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


                                 Page 1 of 6
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    CUSIP No.  39054K 108             13D            Page  2   of   6  Pages
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    Douglas G. Voss
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /

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3   SEC USE ONLY



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4   SOURCE OF FUNDS*

    N/A

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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(D) OR 2(E)                                                          / /


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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States


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                   7.   SOLE VOTING POWER

                        2,350,000

                   ------------------------------------------------------------
                   8.   SHARED VOTING POWER

     NUMBER OF          4,700,000
      SHARES
   BENEFICIALLY    ------------------------------------------------------------
     OWNED BY      9    SOLE DISPOSITIVE POWER
       EACH
     REPORTING          2,350,000
      PERSON
       WITH        ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        4,700,000

                   ------------------------------------------------------------
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,700,000

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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /  /

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    62%

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14  TYPE OF REPORTING PERSON*

    IN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1:  Security and Issuer

    The Name of the Issuer is Great Lakes Aviation, Ltd. and the address of its principal office is 1965 330th Street, Spencer, Iowa 51301. The title of the class of equity security to which this statement relates is Common Stock. The Reporting Person beneficially owns 4,700,000 shares of Common Stock.


Item 2:  Identify and Background

    (a)  Douglas G. Voss

    (b)  1965 330th Street
         Spencer, Iowa 51301

    (c)  Chief Executive Officer of the Issuer

    (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violation, or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

    (f)  United States


Item 3:  Source and Amount of Funds or Other Consideration

    N/A


Item 4:  Purpose of Transaction

    The Reporting Person has transfered 2,350,000 shares to his ex-spouse, Gayle R. Voss, pursuant to a domestic relations order. The Reporting Person has no present intention to purchase additional shares of Common Stock of the Issuer.

    The Reporting Person has no present plan or intention which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D except that, the Reporting Person has agreed to vote all shares of Common Stock beneficially owned by him for the election to the Board of Directors of his ex-spouse.

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Item 5:  Interest in Securities of the Issuer

    (a) As of the date of this Schedule 13D, the Reporting Person beneficially owned 4,700,000 shares of Common Stock constituting approximately 62% of outstanding Common Stock of the Issuer.

    (b) The Reporting Person is the record owner of 2,350,000 Shares. The Reporting Person's ex-spouse has granted to him an Irrevocable Proxy to vote the 2,350,000 shares owned of record by her and has entered into a Buy-Sell Agreement with her with respect to all such shares. See Item 6 of this Schedule 13D.

    (c)  Not applicable.

    (d)  Not applicable.


Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

    The Reporting Person's ex-spouse, Gayle R. Voss, who is the record owner of approximately 31% of the Common Stock of the Issuer, has granted to the Reporting Person an Irrevocable Proxy to vote all of her shares of Common Stock (the "Shares") until June 28, 2010.

    The Reporting Person and Ms. Voss have entered into a Shareholder Buy-Sell Agreement (the "Agreement") with respect to the Shares. The term of the Agreement (the "Term") is until June 28, 2010 or until such time as Ms. Voss does not own any Shares or the Issuer is dissolved or liquidated. Pursuant to the Agreement Ms. Voss may not sell any Shares until June 28, 1999 at which time she may sell 470,000 Shares and an additional 235,000 in each year thereafter. The Reporting Person, however, has been granted a right of first refusal to purchase for the market price any Shares which Ms. Voss desires to so sell. The Agreement also provides the Reporting Person the option to purchase any Shares at any time during the Term for the market price of the Common Stock. The Agreement provides that in any transaction in which the Reporting Person sells greater than 5% of his Common Stock, the Reporting Person has the right to compel Ms. Voss to include the Shares held by her in such transaction on the same terms as the shares of Common Stock of the Reporting Person. In turn, Ms. Voss has the right to have her Shares included by the Reporting Person in any such transaction on a pro rata basis.

    The Agreement also provides the Reporting Person the right to purchase the Shares of Ms. Voss for the market price upon the death of the Ms. Voss or an involuntary disposition of the Shares held by Ms. Voss. Pursuant to the Agreement the Reporting Person will vote all shares of Common Stock beneficially owned by him (including the Shares) for the election of Ms. Voss to the Board of Directors of the Issuer.

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Item 7:  Material to be Filed as Exhibits

    Exhibit 1 Irrevocable Proxy, dated June 28, 1996 from Gayle R. Voss to the Reporting Person.

    Exhibit 2 Shareholder Buy-Sell Agreement, dated June 28, 1996, by and between the Reporting Person and Gayle R. Voss.


                                      Signature

    After reasonable inquiring and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Dated: October 22, 1996



                                            /s/ Douglas G. Voss
                                            -----------------------------------
                                            Douglas G. Voss

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                                    EXHIBIT INDEX


EXHIBIT       DOCUMENT
-------       --------

Exhibit 1 Irrevocable Proxy, dated June 28, 1996 from Gayle R. Voss to the Reporting Person

Exhibit 2 Shareholder Buy-Sell Agreement, dated June 28, 1996, by and between the Reporting Person and Gayle R. Voss